SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: June 9, 2009

List of materials

Documents attached hereto:

i) Press release entitled "Issues of the Twenty-fourth, Twenty-fifth and Twenty-sixth Series Unsecured Bonds"

1-7-1 Konan
Minato-ku
News & Information	Tokyo 108-0075

June 9, 2009
No. 09 –064E

Issues of the Twenty-fourth, Twenty-fifth and Twenty-sixth Series Unsecured Bonds

Tokyo, June 9, 2009 --Sony Corporation (the “Corporation”) announced today that it has determined the terms of three tranches of straight bonds in the total principal amount of 220.0 billion yen to be issued in Japan under its domestic bond shelf registration.  The unused maximum aggregate principal amount under the shelf registration is 262.5 billion yen and the shelf registration’s period of effectiveness ends on June 27, 2010.  The Corporation intends to use the proceeds of the issues for the redemption of corporate bonds.

The Twenty-fourth Series Unsecured Bonds (the “Bonds”)

1.	Total amount of issue:	60.0 billion yen
2.	Book-entry bonds:	The provisions of the Act Concerning Book-Entry Transfer of Corporate Bonds and Shares, etc. shall apply to the Bonds.
3.	Denomination of each Bond:	100 million yen
4.	Interest rate:	0.945% per annum
5.	Issue price:	100% of the principal amount
6.	Redemption price:	100% of the principal amount
7.	Maturity date:	June 20, 2012
8.	Offering period:	June 9, 2009
9.	Payment date:	June 16, 2009
10.	Method of offering:	Public offering in Japan; provided, however, that the Bonds shall not be offered in the United States or to any U.S. persons.
11.	Security:
The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Corporation or of others nor are they guaranteed.  There are no assets reserved as security for the Bonds.

12.	Special covenants:	The Bonds are subject to certain covenants relating to the negative pledge.
13.	Redemption prior to maturity:	The Corporation may, at any time on or after the next following day of the issue date, purchase the Bonds and have such purchased Bonds canceled.
14.	Interest payment dates:	June 20 and December 20 of each year
15.	Book-entry transfer institution:	Japan Securities Depositary Center, Inc.
16.	Fiscal, issuing and paying agent:	Sumitomo Mitsui Banking Corporation

Note: This press release is intended as general information regarding Sony Corporation’s issuance of straight bonds and shall not be considered an offering of securities. This press release shall not be construed as an offering of securities in any region including the United States or Canada. The securities have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

17.	Ratings:	The Bonds have been given ratings of “A3” from Moody’s Investors Service, Inc., “A-” from Standard & Poor’s, and “AA-” from Rating and Investment Information, Inc.

The Twenty-fifth Series Unsecured Bonds (the “Bonds”)

1.	Total amount of issue:	110.0 billion yen
2.	Book-entry bonds:	The provisions of the Act Concerning Book-Entry Transfer of Corporate Bonds and Shares, etc. shall apply to the Bonds.
3.	Denomination of each Bond:	100 million yen
4.	Interest rate:	1.298% per annum
5.	Issue price:	100% of the principal amount
6.	Redemption price:	100% of the principal amount
7.	Maturity date:	June 20, 2014
8.	Offering period:	June 9, 2009
9.	Payment date:	June 16, 2009
10.	Method of offering:	Public offering in Japan; provided, however, that the Bonds shall not be offered in the United State or to any U.S. persons.
11.	Security:
The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Corporation or of others nor are they guaranteed.  There are no assets reserved as security for the Bonds.

12.	Special covenants:	The Bonds are subject to certain covenants relating to the negative pledge.
13.	Redemption prior to maturity:	The Corporation may, at any time on or after the next following day of the issue date, purchase the Bonds and have such purchased Bonds canceled.
14.	Interest payment dates:	June 20 and December 20 of each year
15.	Book-entry transfer institution:	Japan Securities Depositary Center, Inc.
16.	Fiscal, issuing and paying agent:	Sumitomo Mitsui Banking Corporation
17.	Ratings:	The Bonds have been given ratings of “A3” from Moody’s Investors Service, Inc., “A-” from Standard & Poor’s, and “AA-” from Rating and Investment Information, Inc.

Note: This press release is intended as general information regarding Sony Corporation’s issuance of straight bonds and shall not be considered an offering of securities. This press release shall not be construed as an offering of securities in any region including the United States or Canada. The securities have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

The Twenty-sixth Series Unsecured Bonds (the “Bonds”)

1.	Total amount of issue:	50.0 billion yen
2.	Book-entry bonds:	The provisions of the Act Concerning Book-Entry Transfer of Corporate Bonds and Shares, etc. shall apply to the Bonds.
3.	Denomination of each Bond:	100 million yen
4.	Interest rate:	2.068% per annum
5.	Issue price:	100% of the principal amount
6.	Redemption price:	100% of the principal amount
7.	Maturity date:	June 20, 2019
8.	Offering period:	June 9, 2009
9.	Payment date:	June 16, 2009
10.	Method of offering:	Public offering in Japan; provided, however, that the Bonds shall not be offered in the United States or to any U.S. persons.
11.	Security:
The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Corporation or of others nor are they guaranteed.  There are no assets reserved as security for the Bonds.

12.	Special covenants:	The Bonds are subject to certain covenants relating to the negative pledge.
13.	Redemption prior to maturity:	The Corporation may, at any time on or after the next following day of the issue date, purchase the Bonds and have such purchased Bonds canceled.
14.	Interest payment dates:	June 20 and December 20 of each year
15.	Book-entry transfer institution:	Japan Securities Depositary Center, Inc.
16.	Fiscal, issuing and paying agent:	Sumitomo Mitsui Banking Corporation
17.	Ratings:	The Bonds have been given ratings of “A3” from Moody’s Investors Service, Inc., “A-” from Standard & Poor’s, and “AA-” from Rating and Investment Information, Inc.

--------------------------
Contacts

Media:	Corporate Communications	Sony Corporation	Tel : 03-6748-2200

Investors and Analysts:	Investor Relations	Sony Corporation	Tel : 03-6748-2180

Note: This press release is intended as general information regarding Sony Corporation’s issuance of straight bonds and shall not be considered an offering of securities. This press release shall not be construed as an offering of securities in any region including the United States or Canada. The securities have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.